EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO

FIXED CHARGES

(Dollars in millions, except ratios)		Year Ended December 31,
	Six-month period ended June 30, 2010	2009	2008*	2007	2006	2005
Interest expensed and capitalized	729	1,895	2,044	1,839	1,124	503
Interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness	39	74	76	81	10	10

Total fixed charges (A)	768	1,969	2,120	1,920	1,134	513

Pretax (loss) income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries	2,078	(4,437)	11,626	14,888	7,228	4,676
Loss (Income) allocable to non-controlling interests in consolidated entities that have not incurred fixed charges	(119)	43	(1,032)	(1,482)	(859)	(494)
Undistributed loss (earnings) of equity investees	(211)	165	(1,446)	(816)	(301)	(86)
Fixed charges	768	1,969	2,120	1,920	1,134	513

(Loss) Earnings-pretax (loss) income with applicable adjustments (B)	2,515	(2,260)	11,268	14,510	7,202	4,609

Ratio of (B) to (A)	3.3	(1.1)	5.3	7.6	6.4	9.0
		Note (1)

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price acquisitions made in 2008.
(1)	Due to ArcelorMittal’s pretax loss in 2009, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $4,229 million to achieve a coverage ratio of 1:1 for 2009.